EXHIBIT 99.1

Golden Predator	Seabridge Gold Inc.
JOINT NEWS RELEASE

June 7, 2012

TSX: GPD	TSX: SEA
NR 12-19	NYSE Amex: SA
www.goldenpredator.com	www.seabridgegold.net

Golden Predator Corp. and Seabridge Gold Inc.
Sign Definitive Agreements with Wolfpack Gold Corp.

Vancouver, British Columbia, June 7, 2012: Golden Predator Corp. ("Golden Predator") (TSX:GPD), and Seabridge Gold Inc. ("Seabridge") (TSX:SEA; NYSE:SA) are pleased to announce that they have signed definitive agreements pursuant to which Golden Predator and Seabridge will contribute an industry-leading portfolio of US gold assets to Wolfpack Gold Corp. ("Wolfpack") (the “Transactions”).

Golden Predator and Seabridge both seek to focus on their advanced Canadian assets and as such are contributing select US gold properties to Wolfpack to create value from undervalued assets and create a premier gold exploration and development company with its principal projects in Nevada, USA.

The board of directors of Wolfpack, at the closing of the Transactions, will consist of Rudi Fronk, William E. Threlkeld, William M. Sheriff, John W. Legg, David Schmidt, Dan T. Gosselin and Nathan A. Tewalt, who is also serving as Wolfpack’s Chief Executive Officer.

Wolfpack Property Portfolio
Pursuant to the terms of the definitive agreements, Golden Predator and Seabridge will contribute 5 advanced stage properties, 3 development properties and a portfolio of exploration stage properties collectively comprising over 29,000 hectares of land, to Wolfpack, with Golden Predator's Adelaide Property and Seabridge's Castle Black Rock Property being the most advanced.  Please refer to the news release dated June 22, 2011 for a more detailed description of the properties being contributed.  It is anticipated that the closing date of the Transactions will be on or before July 15, 2012.

Transactions with Golden Predator

Golden Predator has agreed to grant to Wolfpack an option to purchase the leasehold interest of Golden Predator Mines US Inc. (“GPMUS”), a wholly-owned subsidiary of Golden Predator, in the Adelaide and Tuscarora Properties located in Humboldt and Elko Counties, Nevada.  To exercise this option, Wolfpack will issue to GPMUS an aggregate minimum of 12,500,000 common shares ("Wolfpack Shares") over a three-year period, including 1,500,000 Wolfpack Shares to be issued on closing. The actual number of Wolfpack Shares to be issued to GPMUS following closing will be subject to upward adjustment, based on future value protection formulae, and hence these share amounts should be viewed as the minimum number of Wolfpack Shares to be issued to maintain and exercise the option.

In addition, certain subsidiaries of Golden Predator will sell to Wolfpack their interests in 11 additional properties (collectively the "Golden Predator Secondary Properties"), including the Golden Ridge Project, for 4,500,000 Wolfpack Shares.  GPMUS will also grant Wolfpack an option to acquire its interest in the Humboldt Mill site at GPMUS’s cost (approximately $425,000).

Transactions with Seabridge

Seabridge has agreed to grant to Wolfpack:

(a)
an option to purchase its leasehold interest in the Castle Black Rock Property, located in Nevada.  To exercise this option, Wolfpack will issue to Seabridge an aggregate minimum of 7,000,000 Wolfpack Shares over a three-year period, including 840,000 Wolfpack Shares to be issued on closing;

(b)
an option to purchase the interest of 5555 Gold Inc., a wholly-owned subsidiary of Seabridge, (“5Gold”) in the Four Mile Basin Property located in Nevada.  To exercise this option, Wolfpack will issue to Seabridge, on behalf of 5Gold, an aggregate minimum of 3,000,000 Wolfpack Shares over a three-year period, including 360,000 Wolfpack Shares to be issued upon closing; and

(c)
an option to purchase the interest of 5555 Silver Inc., a wholly-owned subsidiary of Seabridge, (“5Silver”) in the Liberty Springs Property located in Nevada.  To exercise this option, Wolfpack will issue to Seabridge, on behalf of 5Silver, an aggregate minimum of 2,500,000 Wolfpack Shares over a three-year period, including 300,000 Wolfpack Shares to be issued upon closing.

In addition, certain subsidiaries of Seabridge will sell to Wolfpack their interests in 25 additional properties (collectively the "Seabridge Secondary Properties"), including the Golden Arrow South Project, for 4,500,000 Wolfpack Shares.

William M. Sheriff, the Chairman and CEO of Golden Predator, is entitled to 10% of all payments made with respect to the disposition of the Four Mile Basin Property, the Liberty Springs Property and certain of the Seabridge Secondary Properties.  As a result, Wolfpack has agreed to deliver to Mr. Sheriff 10% of the consideration payable by Wolfpack (including any royalties) to Seabridge’s subsidiaries, in respect of such properties pursuant to the Transactions.

The actual number of Wolfpack Shares to be issued to Seabridge and Mr. Sheriff following closing in respect of the options related to the Castle Black Rock Property, the Four Mile Basin Property and the Liberty Springs Property will be subject to upward adjustment, based on future value protection formulae, and hence, these share amounts should be viewed as the minimum number of Wolfpack Shares to be issued to maintain and exercise these options.

Royalties

The Castle Black Rock Property, the Adelaide and Tuscarora Properties, the Four Mile Basin Property, the Liberty Springs Property, Golden Predator Secondary Properties and Seabridge Secondary Properties (collectively the "Properties") will be subject to a 2% net smelter return royalty on all precious metals and a 1% net smelter return royalty on all non-precious metals derived from such properties in favour of Seabridge or Golden Predator, as applicable, unless such Property is subject to a pre-existing royalty, in which case it will be subject to a 1% net profits royalty.

About Wolfpack
Wolfpack's corporate mandate is to explore and develop commercially viable gold resources in the leading gold districts of Nevada, USA.

Wolfpack will focus on both high grade underground and bulk tonnage open pit opportunities.  Proven management plus access to unparalleled geological talent and extensive experience in Nevada provide the ability to maximize shareholder value from Wolfpack's quality asset base.

For additional information:

Wolfpack Gold Corp.
Nathan A Tewalt, CEO	(775) 284-1271

Golden Predator Corp.
William M. Sheriff, Chairman & CEO	(604) 648-4653

Seabridge Gold Inc.
Rudi Fronk, President & CEO	(416) 367-9292

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.  This press release contains projections and forward-looking information that involve various risks and uncertainties regarding future events.  Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance.  There are numerous risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking information.  These and all subsequent written and oral forward-looking information are based on estimates and opinions on the dates they are made and are expressly qualified in their entirety by this notice.  Except as required by law, the companies assume no obligation to update forward-looking information should circumstances or management's estimates or opinions change.  Completion of the transactions described herein is subject to numerous conditions.  There can be no assurance that the transactions will be completed as proposed or at all.